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                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003
                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)
                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F [X]    Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes [ ]      No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-            .)

================================================================================


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     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our business outlook and expected performance as well as other statements that are not historical facts. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.


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(SK TELECOM LETTERHEAD)


Report to the Korea Stock Exchange


                             RE : GUIDANCE FOR 2003

     The following statements are current estimates and projections for 2003 reflecting management's judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by these forward-looking statements. These forward-looking information were based on various factors and were derived utilizing numerous assumptions. Some of the assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking information are identified below.

1.   REVENUE TARGET FOR 2003: APPROXIMATELY KRW 9.5 TRILLION

     The Company earns revenue principally from connection fees and monthly and usage fees paid by subscribers to our wireless services, interconnection fees paid to us by other telecommunications operators and sales of wireless handsets by our subsidiary, SK Teletech.

     The amount of our revenue depends principally upon the number of the Company's wireless subscribers, the rates the Company charges for its services, subscriber usage of its services and the terms of its interconnection with other telecommunications operator.

     With respect to its revenue target of approximately KRW 9.5 trillion for 2003, the Company has made the following principal assumptions, among others:

     o the Company's target with respect to its number of wireless subscribers in 2003 (discussed below) is substantially achieved;

     o the average ARPU(excluding interconnection) for 2003 is going to slightly increase; and

     o the Company will not be adversely affected by changes in the MIC's interconnection policies during 2003.

2. WIRELESS INTERNET REVENUE TARGET FOR 2003: APPROXIMATELY 15% OF CELLULAR REVENUE (EXCLUDING INTERCONNECTION REVENUE)

     The Company's wireless Internet revenues are generated principally from initial connection fees, monthly access fees, usage charges for outgoing calls and wireless data, interconnection fees and access fees for value-added services.

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     With respect to its wireless Internet revenue target of approximately 15%
of its cellular revenue (excluding interconnection revenue) for 2003, the Company has made the following principal assumptions, among others:

     o the number of 2.5G handset holders will increase at a rate of approximately 50% during 2003;

     o    the number of EV-DO subscribers will increase to approximately
          3.7 million by the end of 2003; and

     o the number of color handset holders will increase to approximately 10 million by the end of 2003.

3.   SUBSCRIBER TARGET FOR 2003: APPROXIMATELY 18.7 MILLION

     With respect to its subscriber target of approximately 18.7 million for 2003, the Company has made the following principal assumptions, among others:

     o Korean wireless market penetration rate at the end of 2003 to be in the range of 72% to 73%; and

     o the Company's share of the Korean wireless market will increase to approximately 53% by the end of 2003.

     The Company believes that, in addition to the factors described below under "Additional Factors," its subscriber growth will depend on many factors including its expansion and technical enhancement of its digital network, the effectiveness of the Company's marketing strategies and customer service systems and the Company's ability to successfully introduce new value-added services.

4.   CAPITAL EXPENDITURE FOR 2003: APPROXIMATELY KRW 2.49 TRILLION

     The Company estimates that it will spend approximately KRW 2.49 trillion for capital expenditures in 2003 for a range of projects, including the expansion and improvement of the Company's wireless networks and investments in its Internet-related businesses.

     The Company's currently planned capital expenditures for 2003 consist of the following principal items:

     o    CDMA Network (2G Network) - KRW 150 billion;

     o    CDMA 1xRTT Network (2.5G Network) - KRW 780 billion;

     o    W-CDMA Network (3G Network) - KRW 520 billion;

     o    Wireless Internet - KRW 210 billion;

     o    Others (including land and buildings) - KRW 620 billion; and

     o    Marketing - KRW 210 billion.

     The Company's currently planned capital expenditures for 2003 have increased by approximately KRW 1 trillion over the Company's previous estimates. Approximately half of the increase in the Company's estimated capital expenditures is a result of the assumption that the Company's subsidiary, SK IMT Co., Ltd., will incur


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significant capital expenditures on the construction of its W-CDMA network in
2003. However, the Company has not yet made a final decision when SK IMT will implement its W-CDMA project. The actual timing of construction of SK IMT's W-CDMA network will be affected by several factors, including, the progress of dual band/dual mode handset development, adoption of EV/DO service, regulatory decisions and the competitive landscape in the Korean wireless market.

     In addition to the acceleration of the capital expenditures for the W-CDMA project described above, the balance of the increase in the Company's estimated capital expenditures is principally as a result of the following factors, among others:

     o an increase in planned investment in the Company's CDMA network (2G network) to expand the Company's 2G network to newly developed residential areas;

     o an increase in projected investments in marketing to strengthen the Company's marketing IT infrastructure in order to satisfy customer needs (such as implementation of a more flexible billing system) and to strengthen the Company's distribution network (such as establishment of June shops); and

     o an increase in anticipated investments in wireless Internet to develop a platform for wireless business transactions and PDA content, etc.

In addition to the uncertainties about the timing of the construction of SK IMT's W-CDMA network as described above, the Company's overall levels of capital spending and its allocation of capital expenditures among projects are subject to many other uncertainties, including uncertainties about the timing, cost and demand for its services. The Company may also increase, reduce or suspend its planned capital expenditures in response to market conditions or for other reasons.

5. EBITDA MARGIN TARGET: APPROXIMATELY 47%

     EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Since the telecommunications business is a very capital intensive business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, the Company believes that for a telecommunications company such as itself, EBITDA provides a more accurate reflection of the Company's operating results.

     With respect to its EBITDA margin target of approximately 47% for 2003, the Company has made following assumptions, among other things:

     o    the Company meets its revenue target for 2003 (described above);

     o the Company's estimated depreciation cost for 2003 is expected to increase at a rate of approximately 15%; and

     o the Company's estimated marketing expenses for 2003 is expected to increase at a rate of approximately 5%.

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Additional Factors

     In addition to the foregoing assumptions, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements of this report include:

     o the effects of competition in the Korean wireless market, including the possible introduction of new competitive services or technologies by our competitors;

     o the costs and business risks associated with providing new services and entering new markets necessary to provide wireless services;

     o any adverse change in the ratings afforded our debt securities by ratings agencies;

     o the ability of the Company to continue to attract and retain wireless subscribers;

     o the ability of the Company to improve its profitability and reduce its cash requirements;

     o    uncertainties related to the Company's strategic investments;

     o the impact of any unusual items resulting from ongoing evaluations of the Company's business strategies;

     o the possible impact of changes in political, economic or other factors such as monetary policy, legal and regulatory changes, or other external factors over which the Company has no control; and

     o other risks disclosed from time to time in the Company's filings with the Securities and Exchange Commission ("SEC").

     You should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this report. The Company is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this report. The Company provides a detailed discussion of risk factors in periodic SEC filings, including its Form 20-F, and you are encouraged to review these filings.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SK TELECOM CO., LTD.


                                       By: /s/ Sung Hae Cho
                                           -------------------------------------
                                           Name:  Sung Hae Cho
                                           Title: Vice President
                                                  IR Office



Date: February 12, 2003